March 15, 2012

VIA EDGAR

Mr. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:       Scio Diamond Technology Corporation
Form 10-K for the Year Ended March 31, 2011
Filed June 21, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 14, 2012
File No. 333-147959

Dear Ms. Cvrkel:

The purpose of this letter is to confirm a telephone conversation that Charles G. Nichols, Chief Financial Officer, had with Claire Erlanger on March 15, 2012 during which he requested an extension of the time period to respond to the above referenced SEC comment letter.  He indicated to Ms. Erlanger that the company would like to have 10 additional business days or until March 30, 2012 (extended from initial 10 business days) in order to give the company sufficient time to finish its research and respond thoroughly to the SEC’s comments.

Ms. Erlanger granted this extension of time verbally on this telephone call and requested that this extension be confirmed to you in writing.

Sincerely,

/s/ Charles G. Nichols
Charles G Nichols Chief Financial Officer

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